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MCN INVESTMENT CORPORATION AND SUBSIDIARIES                        EXHIBIT 12-2
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
   RATIO OF EARNINGS TO INTEREST
(DOLLARS IN THOUSANDS)

                                              TWELVE MONTHS       TWELVE MONTHS       TWELVE MONTHS
                                                  ENDED               ENDED               ENDED
                                           SEPTEMBER 30, 1997   DECEMBER 31, 1996   DECEMBER 31, 1995
                                           ------------------   -----------------   -----------------
  EARNINGS AS DEFINED (1) (4)
  Pre-tax income (2)                           $   48,140           $ 21,899            $  13,163
  Fixed charges (3)                                60,649             41,628               24,748
                                               ----------           --------            ---------
       Earnings as defined                     $  108,789           $ 63,527            $  37,911
                                               ==========           ========            =========

  FIXED CHARGES AS DEFINED (1)  (4)
  Interest, expensed                           $   59,208           $ 40,523            $  24,151
  Interest, capitalized                            11,205              8,002                5,895
  Amortization of debt discounts, premium
       and expense                                  1,192                982                  520
  Interest implicit in rentals                        249                123                   77
                                               ----------           --------            ---------

       Fixed charges as defined                $   71,854           $ 49,630            $  30,643
                                               ==========           ========            =========
  Ratio of Earnings to Fixed Charges                 1.51               1.28                 1.24
                                               ==========           ========            =========
  Ratio of Earnings to Interest, as
    adjusted (5)                                     1.79               1.37                 1.24
                                               ==========           ========            =========



(1)  Earnings and fixed charges are defined and computed in accordance with
     Item 503 of Regulation S-K.

(2) This amount represents the aggregate of (a) the pre-tax income from continuing operations of MCN Investment and its majority-owned subsidiaries, (b) MCN Investment's share of pre-tax income of its 50% owned companies, and (c) any income actually received from less than 50% owned companies.

(3) Fixed charges added to earnings are adjusted to exclude interest capitalized during the period.

(4) In June 1996, MCN completed the sale of The Genix Group, its computer operations subsidiary. For purposes of calculating the Ratio of Earnings to Fixed Charges, it has been classified as a discontinued operation and therefore excluded from the ratio for all periods presented.

(5) MCN Investment is allocated certain financing costs from MCN. Earnings and fixed charges as defined and computed in accordance with Item 503 of Regulation S-K have been adjusted to exclude intercompany interest expense.